Exhibit (a)(5)(BBB)

To:
E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany

27 March 2007

Confirmation of Share Swap Transaction
Dear Sirs,

The purpose of this letter agreement (this “Confirmation”) is to confirm the terms and conditions of the transaction entered into between us on the Trade Date specified below (the “Transaction”). This Confirmation constitutes a “Confirmation” as referred to in the ISDA Master Agreement specified below and supersedes any prior written or oral agreements in relation to the Transaction.

The definitions and provisions contained in the 2002 ISDA Equity Derivatives Definitions (the “Equity Definitions”) and in the 2000 ISDA Definitions (the “Swap Definitions” and, together with the Equity Definitions, the “Definitions”) in each case as published by the International Swap and Derivatives Association, Inc., are incorporated into this Confirmation. In the event of any inconsistency between the Definitions and this Confirmation, this Confirmation will govern. In the event of any inconsistency between the Equity Definitions and Swap Definitions, the Equity Definitions will govern.

This Confirmation supplements, forms part of, and is subject to, the ISDA Master Agreement dated as of 27 March 2007 as amended and supplemented from time to time (the “Agreement”) between E.ON AG (“Party A”) and CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID (“Party B”). All provisions contained in the Agreement govern this Confirmation except as expressly modified below. We have traded as principal for this Transaction.

1. The terms of the particular Transaction to which this Confirmation relates are as follows:

General Terms:

Trade Date:	27 March 2007, or, if such day is not an Exchange Business Day, the first Exchange Business Day thereafter.
Effective Date:
For all rights and obligations of both Parties, except for those obligations of Party B set forth in Paragraphs 2.3 and 2.4 below and those rights of Party A and Party B set forth in Paragraph 2.2.6 below, and all other purposes relating to the Transaction, the second Exchange Business Day after the condition precedent set forth in Paragraph 2.1 has been satisfied. For the obligations of Party B set forth in Paragraphs 2.3 and 2.4 below and those rights of Party A and Party B set forth in Paragraph 2.2.6 below only, the Effective Date shall be the Trade Date.

Termination Date:
The earliest of (i) the second anniversary of the Effective Date and (ii) an Optional Termination Date or Tender Termination Date in respect of the entire remaining Equity Notional Amount declared pursuant to Paragraph 2.2 below; provided that the date in (i) hereof shall at the option of Party A and Party B acting jointly (by agreement no later than 21 Exchange Business days prior to the second anniversary of the Effective Date) be extended to the fourth anniversary of the Effective Date.

Shares:	Shares of Endesa, S.A (“Endesa”) ISIN: ESO130670112
Exchange:	Madrid, Bilbao, Barcelona and Valencia Exchanges (Sistema de Interconexión Bursátil)
Related Exchange(s):	Meff Renta Variable (MEFF RV)
Equity Amounts payable by Party B

Equity Amount Payer:	Party B
Equity Amount Receiver:	Party A
Equity Notional Amount:
(a) if the Initial Price is €38.75, €4,071,705,036.25;
or
(b) if the Initial Price is €40.00, €4,203,050,360.00; in each case being on the Trade Date the Number of Shares multiplied by the applicable Initial Price and in each case subject to any reduction in accordance with Paragraphs 2.2.5 or 2.2.6.

Number of Shares:	105,076,259
Equity Notional Reset:	Not Applicable
Type of Return:	Total Return
Initial Price:
€38.75 provided that (a) the Initial Price shall be €40.00 if such price is approved by the CNMV in relation to the Bid (as defined below) and (b) in the event that any further higher price per share is paid under the Bid (as defined in Paragraph 2.1 below), the Initial Price shall be, and shall be deemed to be, varied such that such price shall be substituted for such higher price, such substitution to take effect from and including the date such higher price is paid.

Valuation Time:	Scheduled Closing Time
Valuation Date(s):
In respect of a Physical Settlement, 2 Exchange Business Days, or in respect of a Cash Settlement, 2 Currency Business Days, before (a) the Termination Date (other than a Tender Termination Date) or (b) (if applicable) each Optional Termination Date that is not a Termination Date.

Floating Amounts payable by Party A

Floating Amount Payer:	Party A
Notional Amount:	The Equity Notional Amount.

Payment Dates:
The last day of each calendar month beginning on and including the last day of the month following the month in which the Effective Date falls up to and including the Termination Date (whether or not such Termination Date is the last day of a calendar month), subject to adjustment in accordance with the Modified Following Business Day Convention.

Floating Rate Option:	EUR-EURIBOR-Telerate
Designated Maturity:	One month
Spread:	The Spread shall be calculated as follows:

Rating of Party A’s long term, unsecured, unsubordinated debt obligations by Standard and Poor’s Ratings Group:	Spread (per annum)
A+ and above	Plus 27.5bps
A and up to (but not including) A+	Plus 32.5bps
Less than A	Plus 37.5bps

Floating Rate Day Count Fraction:	Actual / 360
Reset Dates:	The first day of each Calculation Period.
Compounding:	Inapplicable
Business Days:	TARGET Settlement Day and Madrid
Settlement Terms:

Settlement Method Election:
Applicable for each Valuation Date separately (whether arising out of a Party A Termination Right, or a Party B Termination Right and Section 7.1 of the Equity Definitions shall be construed accordingly) subject to Physical Settlement of the Transaction being in compliance with all applicable laws and regulations.

Electing Party:	Party A (including for the avoidance of doubt where the Valuation Date has arisen out of a Party B Optional Termination Date.)
Settlement Method Election Date:	3 Exchange Business Days prior to the Valuation Date.
Default Settlement Method:	Cash Settlement
Physical Settlement:	Applicable (subject to Settlement Method Election)
Settlement Date:	The fifth Exchange Business Day following each Valuation Date
Settlement Currency:	EUR
   Section 9.3 of the Equity Definitions shall be deleted in its entirety and replaced in its entirety with the following:

“Physical Settlement of Equity Swap Transactions. In respect of each Settlement Date for which “Physical Settlement” is applicable, on the relevant Settlement Date the Equity Amount Payer will deliver to the Equity Amount Receiver (or to such other person as the Equity Amount Receiver may nominate by written notice to the Equity Amount Payer) the Number of Shares to be Delivered and will pay to the Equity Amount Receiver the Fractional Share Amount, if any, and the Equity Amount Receiver will pay to the Equity Amount Payer (a) in respect of a termination resulting from the exercise of an Optional Termination Right, the Equity Notional Reduction Amount (net of reasonable disposal fees and costs) or (b) in all other cases, the Equity Notional Amount (net of reasonable disposal fees and costs). Such payment and such delivery will be made on the relevant Settlement Date through the relevant Clearance System(s) at the accounts specified in the related Confirmation or as otherwise specified by notice from one Party to the other.”

Section 9.5 of the Equity Definitions shall be deleted in its entirety and replaced in its entirety with the following:

“Number of Shares to be Delivered. “Number of Shares to be Delivered” means the number of Shares calculated as set out below:

(a) in respect of a termination resulting from the exercise of an Optional Termination Right, the Terminated Shares; or

(b) in all other cases, the Number of Shares.

In the event that the number of Shares calculated as set out above comprises any fractional Share, the Number of Shares to be Delivered will include only whole Shares and a Fractional Share Amount will be payable by the Equity Amount Payer in lieu of such fractional Share.”

Cash Settlement:	Applicable (subject to Settlement Method Election)
Cash Settlement Payment Date:	The second Currency Business Day following each Valuation Date.
Final Price:
In respect of a Valuation Date, the average price per Share received by Party B (net of reasonable disposal fees and costs) for a disposal on the Exchange of (a), if the termination results from the exercise of an Optional Termination Right, the Terminated Shares or (b), in all other cases, the Number of Shares, during the Final Period (and for the avoidance of doubt but without prejudice to Party B’s obligations hereunder to effect a disposal of the Terminated Shares or Number of Shares (as appropriate) on the Cash Settlement Payment Date, the Final Price shall be zero if no price is received by Party B in respect thereof).

Section 8.7 of the Equity Definitions shall be deleted in its entirety and replaced in its entirety with the following:

“Equity Amount. “Equity Amount” means, in respect of each Cash Settlement Payment Date and the Equity Amount Payer, an amount equal to (the Final Price - the Initial Price) multiplied by (a) if the termination results from the exercise of an Optional Termination Right, the Terminated Shares or (b) in all other cases, the Number of Shares.”

For the purposes of this Confirmation, “Final Period” shall mean the period from and including the Settlement Method Election Date to and including the Valuation Date or any such period and disposal mechanism mutually agreed between Party A and Party B.

Dividends:

Dividend Period:	The period from but excluding the Effective Date to and including the Termination Date.
Dividend Amount:
Paid Amount (including Extraordinary Dividends, and any amounts paid by Endesa to its shareholders as an inducement for their presence and/or voting at any shareholders’ meeting except for the shareholders’ meeting dated 20 March 2007) multiplied by Number of Shares, net of all taxes applicable to Party B in relation thereto.

Dividend Payment Dates:	3 Currency Business Day after payment by Endesa.
Re-investment of Dividends:	Not Applicable
Adjustments:

Method of Adjustment:	Calculation Agent Adjustment.
Extraordinary Events:

Consequences of Merger Events:

Share-for-Share:	Modified Calculation Agent Adjustment
Share-for-Other:	Modified Calculation Agent Adjustment
Share-for-Combined:	Modified Calculation Agent Adjustment
Tender Offer:	Not Applicable
Composition of Combined Consideration:	Applicable
Nationalization or Insolvency:	Cancellation and Payment, provided that Physical Settlement shall apply and the Equity Amount shall be the full Equity Notional Amount then applicable.
Delisting:
Cancellation and Payment, provided that Physical Settlement shall apply, the Settlement Date shall be no earlier than the date that the Delisting takes effect and the Equity Amount shall be the full Equity Notional Amount then applicable.

Determining Party:	Party B
 Additional Disruption Events:

Change in Law:	Not Applicable
Failure to Deliver:	Not Applicable
Insolvency Filing:	Applicable
Hedging Disruption:	Not Applicable
Increased Cost of Hedging:	Not Applicable
Loss of Stock Borrow:	Not Applicable
Increased Cost of Stock Borrow:	Not Applicable
Determining Party:	Party A and Party B jointly by Agreement.

Agreements and Acknowledgments

Non-Reliance:	Applicable
Regarding Hedging Activities:	Applicable
Additional Acknowledgments:	Applicable

2	Other Provisions
2.1
Conditions Precedent

The condition precedent referred to in the definition of Effective Date above is that in relation to the bid for Endesa by Party A’s subsidiary E.ON Zwölfte Verwaltungs GmbH (“EZV”) originally approved by the CNMV on 16 November 2006, as amended (the “Bid”) EZV either (A) obtains acceptances and/or irrevocable undertakings to accept the Bid in respect of not less than 50.01% of the issued share capital of Endesa such that the bid becomes unconditional in accordance with its terms or (B) declares (through an announcement to the public), pursuant to its rights under the Bid, the Bid to be wholly unconditional notwithstanding EZV has acceptances and/or irrevocable undertakings to accept the bid of less than 50.01% of the then issued share capital of Endesa

If the condition precedent above has not been satisfied by the date falling one month after the Trade Date, then either Party may give notice to the other, to terminate the Agreement in full. 3 Currency Business Days after issuing such notice, all rights, obligations and liabilities (whether actual or contingent) of each Party under the Agreement shall be released and discharged in full and the Agreement shall be terminated.

2.2	Optional Termination Rights. Exercise of Party A Termination Right
2.2.1
Party A shall have the right to close-out this Transaction, in whole or in part, in accordance with Paragraph 2.2.2 during the period from the Effective Date until the Termination Date (the “Party A Termination Right”).

2.2.2
The Party A Termination Right may be exercised by Party A to take effect on any Exchange Business Day before the Termination Date provided that Party A has, 5 Exchange Business Days prior to the Exchange Business Day on which the Party A Termination Right is to take effect, given Party B irrevocable written notice specifying the amount by which it wishes to reduce the Equity Notional Amount (such reduction amount, the “Party A Equity Notional Reduction Amount”), and the date on which this is to take effect (the “Party A Optional Termination Date”).

Exercise of Party B Termination Right
2.2.3
Party B shall have the right (the “Party B Termination Right” and together with the Party A Termination Right, an “Optional Termination Right”) to close-out this Transaction, in whole or in part, in accordance with Paragraph 2.2.4 during the period from the Effective Date until the Termination Date at any time when:

(i)
EZV, Party A and any other subsidiary of Party A own in aggregate directly or indirectly, 50.01% or more of the issued share capital of Endesa, and the voting rights attaching to such share capital are not restricted in any fashion which (a) deems the holder of the same to have fewer votes than one vote for every share held or (b) otherwise materially prejudices the holder of such shares; and

(ii)
any regulatory approvals (including, without limitation, any approvals or consents required from any competition, energy or securities regulators) that it would be necessary or desirable for Party A or EZV to obtain in order to enable it lawfully to purchase the Terminated Shares (as defined below) have been obtained to the reasonable satisfaction of Party A; and

(iii)
EZV, Party A and/or any other subsidiary of Party A would not incur as a result of purchasing the Terminated Shares (as defined below) any obligation to make an offer for or purchase any Endesa shares not already held by it from any other parties pursuant to the laws or regulation of any applicable jurisdiction.

2.2.4
The Party B Termination Right may be exercised by Party B to take effect on any Exchange Business Day before the Termination Date provided that Party B has, 14 Exchange Business Days prior to the Exchange Business Day on which the Party B Termination Right is to take effect, given Party A irrevocable written notice specifying the amount by which it wishes to reduce the Equity Notional Amount (such reduction amount, the “Party B Equity Notional Reduction Amount” and together with the Party A Equity Notional Reduction Amount, an “Equity Notional Reduction Amount”), and the date on which this is to take effect (the “Party B Optional Termination Date” which together with a Party A Optional Termination Date is an “Optional Termination Date”).

Effect of Optional Termination Right
2.2.5
On each Optional Termination Date, the Optional Termination Amount shall be paid by Party A to Party B, the Number of Shares shall be reduced by the number of shares equal to the Equity Notional Reduction Amount divided by the Initial Price (such number being the “Terminated Shares”), the Equity Notional Amount shall be reduced by the Equity Notional Reduction Amount and Party A shall procure that any relevant Certificado de Legitimación held by Party A in respect of the Terminated Shares is given to Party B.

Optional Termination Amount. The “Optional Termination Amount” means the sum of:
(a) the Floating Amount due and payable in respect of the Equity Notional Reduction Amount for the period from the previous Payment Date to and including that Optional Termination Date; and
(b)
(if that Optional Termination Date is a Party A Optional Termination Date) any applicable Break Funding Costs and where Party B has hedged its position in relation to this Transaction, the reasonable costs properly incurred by Party B in terminating in whole or in part any such hedge.

Break Funding Costs. The “Break Funding Costs” are
(a) zero if the Floating Rate for the Calculation Period in which the Party A Optional Termination Date occurred is less than or equal to the Inter-bank Rate (as defined below); or
(b)
if the Floating Rate for the Calculation Period in which the Party A Optional Termination Date occurred is greater than the Inter-bank Rate, an amount equal to the Break Cost Rate multiplied by (i) the Equity Notional Reduction Amount and (ii) the Break Cost Day Count Fraction.

Break Cost Rate: The rate determined by the Calculation Agent to be
(a) the Floating Rate for the Calculation Period in which the Party A Optional Termination Date occurred; less
(b)
the rate (the “Inter-bank Rate”) at which Party B can deposit a sum equal to the Equity Notional Reduction Amount in an account held with a financial institution with a long-term, unsecured and unsubordinated debt rating of at least “AA” by Standard & Poor’s Rating Services, a division of The McGraw-Hill Companies Inc. for a period equal to the number of days which will elapse from and including the Party A Optional Termination Date up to and including the last day of the Calculation Period in which the Party A Optional Termination Date occurred (the “Break Cost Period”).

Break Cost Day Count Fraction: the actual number of days in the Break Cost Period divided by 360.
2.2.6	Tender Termination Right
2.2.6.1
Party A shall have the option to close-out this Transaction with Party B’s written consent, in whole or in part, in accordance with Paragraph 2.2.6.2 during the period from the Trade Date until the last date for acceptances of the Bid (the “Acceptance Date”) (the “Tender Termination Right”).

2.2.6.2
The Tender Termination Right may be exercised by Party A to take effect on any Exchange Business Day up to and including the Acceptance Date provided that Party A and Party B have agreed the amount by which the Equity Notional Amount is to be reduced (such reduction amount, the “Tender Notional Reduction Amount”), and the date on which this is to take effect (the “Tender Termination Date”), which date cannot be after the Acceptance Date.

2.2.6.3	On the Tender Termination Date:
(a) the Number of Shares shall be reduced by the number of shares equal to the Tender Notional Reduction Amount divided by the Initial Price (such number being the “Tender Shares”);
(b) the Equity Notional Amount shall be reduced by the Tender Notional Reduction Amount;
(c)
the Equity Amount Payer will deliver the Tender Shares to EZV by irrevocably and unconditionally accepting or procuring the acceptance of the Bid in respect of the Tender Shares and taking or procuring such actions as shall be specified in the formal document containing the Bid (the “Offer Document”) to accept the Bid;

(d)
the Equity Amount Receiver will become obliged to pay the Equity Amount Payer the Tender Notional Reduction Amount in accordance with and on the day provided for under, the terms of the Offer Document (and for the avoidance of doubt not in accordance with the provisions of Section 1 above); and

(e) Party A shall procure that any relevant Certificado de Legitimación held by Party A in respect of the Tender Shares is given to Party B.
2.3	Hedging
2.3.1
At all times during the term of the Transaction, Party B shall hedge its position by having legal and, save as provided by Paragraph 2.3.2 below, unencumbered title to an amount of Shares equal to the Number of Shares.

2.3.2
Notwithstanding Paragraph 2.3.1 above, Party B may, solely in connection with an assignment permitted under Paragraph 5 below, grant a charge or equivalent security interest over all or any part of the Number of Shares (the “Hedging Shares”) to a third party (a “Chargee”) (and in respect of which Party A shall procure that any relevant Certificado de Legitimación held by Party A in respect of the Hedging Shares is given to Party B, if required for the purposes of granting such charge or equivalent security interest), provided that:

(i) Party B retains legal title to the Hedging Shares;

(ii) Party B notifies Party A of the terms of such charge or equivalent security interest as soon as it becomes aware of the same;

(iii) on any Physical Settlement of the Transaction, whether in whole or in part, Party A or EZV receives (without needing to take any action to accomplish the same other than pursuant to the Agreement) the Terminated Shares or Number of Shares (as appropriate) free of any encumbrances, security interests and/or other contractual rights held by any other person;

(iv) Party B may not transfer, permanently or temporarily, whether pursuant to any encumbrance, security interest, contractual right or otherwise, any of its rights in respect of the Hedging Shares; and

(v) in any event, the rights of the Chargee in respect of the Hedging Shares shall at all times be subordinated to and subject to the rights of Party A under the Agreement.
2.4	Tendering into Bid

At all times during the term of the Transaction Party B may not, without Party A’s prior written consent or pursuant to Paragraph 2.2.6, tender or agree to tender the Number of Shares into the Bid or otherwise accept the offer constituted by the Bid.

2.5	Voting

For the avoidance of doubt, as from the Trade Date, neither Party shall have any entitlement as a result of entering into the Transaction to direct or determine any voting rights that the other Party may have in respect of the Shares.

2.6	Termination Date - Certificado de Legitimación
On the Termination Date, Party A shall procure that any relevant Certificado de Legitimación held by Party A in respect of the Number of Shares is given to Party B.
3.	Calculation Agent: As specified in Part 4(e) of the Schedule to the Agreement.
4.	Additional Representations
Each party represents to the other that:
(a)
it is not aware of any material change or any development involving a material change in the condition (financial or otherwise) of Endesa S.A , its Affiliates and/or its subsidiaries or any other material information in the context of the Transaction, including any unpublished price-sensitive information;

(b) all internal consents and authorizations required by it in connection with the Transaction have been obtained and all policies and procedures complied with;
(c) it intends to, and will, make any and all required disclosures regarding any exposure it obtains to Shares under the Transaction.
5.
Assignment by Party B. Notwithstanding Section 7 of the Agreement, Party B shall be entitled, upon the serving of notice to Party A to assign in whole or in part its rights to receive (i) Floating Amounts hereunder and/or (ii) in the case of any Cash Settlement any Equity Amount owed to it as Equity Amount Payer and/or (iii) in the case of any Physical Settlement, any Equity Notional Amount or Equity Notional Reduction Amount (as the case may be) owed to it as Equity Amount Payer, provided that following any such assignment (i) Party B shall continue as sole counterparty to Party A in relation to this Transaction, (ii) Party A shall continue to make any payments due from it under the Agreement to the account for payments to Party B set down in Paragraph 7 below and (iii) no such assignment shall be permitted if such an assignment would (a) make Party A incur any additional liabilities on account of withholding tax or require Party A to make additional payments under the Agreement in respect of any withholding tax, or (b) cause either Party to no longer be capable of giving any other representation in the Agreement or this Confirmation. Save as expressly varied in this Confirmation, the provisions of Section 7 of the Agreement shall otherwise continue in full force and effect.

6.	Governing law: English law
7.	Account Details:
Account for payments to Party A: Deutsche Bank, Düsseldorf Account number 3941770 Swift Code DEUTDEDD
Account for payments to Party B: Caja Madrid, Madrid IBAN ES8190000001200014203806 Swift CAHMESMM
8.	Notices:
Contact Details for Purpose of Giving Notice:
Party A: E.ON AG E.ON-Platz 1 D-40479 Düsseldorf Germany Attn: Treasury Tel: +49 (0)211 4579 659 Fax: +49 (0)211 4579 669
Party B: Caja Madrid Paseo de la Castellana 189 28046 Madrid Attn: Gestión Operativa, Martin Alonso Sanchez / Ana del Pozo Tel: +34 91 423 9627 Fax: +34 91 423 9727 E-mail: malons02@cajamadrid.es
9.	Offices:
(a)	The Office for Party A for the Transaction is: Düsseldorf
(b)	The Office for Party B for the Transaction is: Madrid
Please confirm that the foregoing correctly sets forth the terms of our agreement by executing the copy of this Confirmation enclosed for that purpose and returning it to us.

Your sincerely, CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID
By:
Name: Title: Date:

Confirmed as of the date first above written: E.ON AG
By:
Name: Title: Date: